Exhibit 99.1

Perion’s Strong 2020 Momentum Continues, Increases its Annual
Revenue and Adjusted EBITDA Guidance Due to Expected 31% Year Over
Year Revenue Growth in the First Quarter of 2021

Investor Day on March 8th to Showcase Multiple Growth Drivers Helping Perion
to Gain Market Share in the Large and Growing Global Digital Advertising
Market

TEL AVIV & NEW YORK – March 2, 2021 – Perion Network Ltd. (NASDAQ: PERI), a global technology company that delivers its Synchronized Digital Branding solution across the three main pillars of digital advertising - ad search, social media and display / video and CTV advertising – today updated 2021 revenue and Adjusted EBITDA guidance thanks to strong start of the year.

“Perion's momentum is being driven by our ability to rapidly benefit from shifts in spending across the 3 main pillars of digital advertising – display, video and CTV, social advertising, as well as the growing spend of search advertising.” Said Doron Gerstel, Perion’s CEO. “Based on the strong business momentum we expect revenue for the first quarter of 2021 to range between $86-$87 million reflecting a 31% YoY growth. Adjusted EBITDA in the first quarter of 2021 is expected to be at least $7.2 million compared to $6.2 million in the first quarter of 2020”.

($M)	Prior Guidance	Revised Guidance
	Full Year 2021	Full Year 2021
Revenue	$350-$370	$370-$380
Adjusted EBITDA	$35-$37	$37-$38

“There’s no better way to showcase the value of Perion’s digital advertising solutions than to invite some of our most valuable customers to share their experiences with the investor community,” Mr. Gerstel added, “I hope all those interested will join me in listening to what Mr. Jorge Irizar Global COO of Havas Media, Newsweek's CEO Dev Pragad and other industry leaders have to say about our social advertising platform, content monetization engine, and other key Perion growth areas.”

The event will begin at 10:00 a.m. Eastern Time and will end at 12PM EST. A live video webcast will be streamed along with accompanying slides. All interested parties are invited to join the virtual event by registering in advance through the following registration link:

https://www.eventbrite.com/e/perions-investor-and-analyst-day-2021-registration-141815994457.

A replay of the webcast and slides shown during the presentations will also be made available on the Company’s investor relations website at http://www.perion.com/investors, following the event.

About Perion Network Ltd.
Perion is a global technology company that provides agencies, brands and publishers with innovative solutions that cover the three main pillars of digital advertising. From its data-driven Synchronized Digital Branding platform and high-impact ad formats in the display domain; to its powerful social media platform; to its branded search network, Perion is well-positioned to capitalize on any changes in marketers’ allocation of digital advertising spend. More information about Perion can be found at www.perion.com.

Non-GAAP measures
Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, restructuring costs, acquisition related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on March 16, 2020. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 (52) 5694441
ramir@perion.com

Source: Perion Network Ltd.